SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                    Report for the Month of July, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1)    R&D Update














                                Xenova Group plc


                      XENOVA PROVIDES UPDATE ON TARIQUIDAR
                             AND R&D REORGANISATION

23rd July 2003: Slough, UK, Xenova Group plc (NASDAQ NM: XNVA; London Stock
Exchange: XEN) today provided an update on the R&D reorganisation that followed the cessation of Phase III studies with tariquidar, which was announced on 13th May 2003. The implementation of this reorganisation, which included both headcount reduction and programme prioritisation, is now largely complete. As a result, Xenova will, going forward, focus on its key later stage clinical development programmes. These changes, mainly affecting the research functions in Cambridge and Slough, will result in a headcount of 66 (down from 107) by the end of Q3. More details will be made available at the forthcoming Interim Results Announcement.

At the time of the announcement of 13th May, it was stated that a detailed review of the unblinded clinical data on more than 300 patients in the Phase III trials would occur, and that decisions concerning the further development of tariquidar in oncology would be made by QLT Inc and Xenova following this review. The evaluation is continuing and the analysis of P-glycoprotein expression in the lung cancer studies is still pending.

QLT will also announce that enrolment in the Phase IIb trial for patients with chemo-refractory breast cancer, which is being carried out at the MD Anderson Centre, Texas, has now been sufficiently completed at 17 patients. Preliminary data on the first 11 patients was presented in a poster at this year's ASCO meeting. To date, one patient has experienced a partial response after tariquidar was used as an adjunctive treatment to the chemotherapy to which the patient had not been previously responding. In addition to the partial response, three patients have shown stable disease after the second cycle of treatment and one continues to be stable at the end of cycle four. QLT will not be enrolling new patients in this trial.

Commenting on the impact of the reorganisation, David Oxlade, CEO of Xenova Group said, "We have prioritised resources on the most commercially attractive of the products in our clinical portfolio and substantially reduced operating costs. Currently we have nine products in clinical development, of which four are externally funded programmes. Going forward, we have de-prioritised the majority of our in-house preclinical programmes, except where externally funded, as is the case for the Genentech collaboration on OX-40."

                                   -- ends --

Contacts:
UK:                                        US:
Xenova Group plc                           Trout Group/BMC Communications
Tel: +44 (0)1753 706600                    Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer    Press: Brad Miles (Ext 17)
                                           Daniel Budwick (Ext 14)
Daniel Abrams, Group Finance Director      Investors: Jonathan Fassberg (Ext 16)
                                           Lee Stern (Ext 22)
Jon Davies, Corporate Communications

Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/Ben Atwell



Notes to Editors

About Xenova Group

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical and biopharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.

For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 23 July 2003